

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

Austin So
Chief Legal Officer
StoneMor Partners LP
3600 Horizon Boulevard
Trevose, PA 19053

> **Re: StoneMor Partners LP**
> **Registration Statement on Form S-1**
> **Filed on August 28, 2019**
> **File no. 333-233505**

Dear Mr. So:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Brittany Sakowitz